CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$502,000	$58.28

Pricing supplement no. 1338 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 182-A-I dated February 4, 2010	Registration Statement No. 333-155535 Dated May 26, 2011 Rule 424(b)(2)

Structured Investments	$502,000 Capped Index Fund Knock-OutNotes Linked to the SPDR® S&P® Homebuilders ETF due November 30, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the SPDR® S&P® Homebuilders ETF, up to the Maximum Return of 21.00%, at maturity and who anticipate that the closing price of one share of the Index Fund will not be less than the Initial Share Price by more than 25.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of the Index Fund is less than the Initial Share Price by more than 25.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. If the closing price of one share of the Index Fund is not less than the Initial Share Price by more than 25.00% on any day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 8.00% at maturity and (b) the Share Return, subject to the Maximum Return. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2012†
  Minimum denominations of $1,000 and integral multiples in excess thereof
  The notes priced on May 26, 2011 and are expected to settle on or about May 31, 2011.

Key Terms

Index Fund:	The SPDR® S&P® Homebuilders ETF (the “Index Fund”). For additional information about the SPDR® S&P® Homebuilders ETF, see Appendix A to this pricing supplement.
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Index Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	25.00%
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?” in this pricing supplement.

Maximum Return:	21.00%, which is equal to a maximum payment at maturity of $1,210 per $1,000 principal amount note.
Contingent Minimum Return:	8.00%
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $18.53, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 182-A-I for further information.

Observation Date:	November 27, 2012†
Maturity Date:	November 30, 2012†
CUSIP:	48125XSM9

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 182-A-I

Investing in the Capped Index Fund Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 182-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$24.20	$975.80

Total	$502,000	$12,148.40	$489,851.60

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.20 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 182-A-I, as supplemented by “Supplemental Use of Proceeds” in this pricing supplement, and “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 182-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 26, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 20, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-1

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of 21.00% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 8.00% on the notes, or a minimum payment at maturity of $1,080 for every $1,000 principal amount note, subject to the Maximum Return of 21.00%. Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Share Return, subject to the Maximum Return of 21.00%. The maximum payment at maturity is $1,210 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE SPDR® S&P® HOMEBUILDERS ETF — The return on the notes is linked to the SPDR® S&P® Homebuilders ETF. The SPDR® S&P® Homebuilders ETF is an exchange-traded fund that seeks to replicate as closely as possible, before expenses, the performance of the S&P® Homebuilders Select Industry™ Index, which we refer to as the Underlying Index. The S&P® Homebuilders ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. The S&P® Homebuilders Select IndustryTM Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the SPDR® S&P® Homebuilders ETF, see the information set forth in Appendix A.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Code and the regulations thereunder (collectively, “FIRPTA”) should not be imposed on proceeds paid to Non-U.S. Holders, although it is possible that we may decide (or the IRS could argue) that we are required to do so. However, under a different set of rules, Non-U.S. Holders may in any event be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 182-A-I dated February 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 25.00% will terminate. Under these circumstances, you could lose some or all of your principal.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-2

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 21.00%, regardless of the appreciation in the Index, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, you will at maturity be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the Index Fund subsequently increases such that the closing price of one share of the Index Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount of 25.00%, or is equal to or greater than the Initial Share Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 8.00% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Index Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, you will not be entitled to receive the Contingent Minimum Return of 8.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index Fund.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or securities composing the Index Fund or the Underlying Index would have.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE TRADING PRICE OF THE INDEX FUND IS VOLATILE — The likelihood of the closing price of one share of the Index Fund declining from the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00% on any day during the Monitoring Period, and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Index Fund — the frequency and magnitude of changes in the closing price of the Index Fund. Recently, the closing price of the Index Fund has experienced significant volatility.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of its investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. Any such constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate and may hold securities not included in the Underlying Index. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Index Fund (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  YOUR RETURN IS LINKED TO THE PERFORMANCE OF THE RESIDENTIAL HOMEBUILDING INDUSTRY AND, TO A LESSER EXTENT, THE RETAIL INDUSTRIES — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary lines of business are directly associated with the residential homebuilding industry.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-3

  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Companies within this industry can be significantly affected by the national, regional and local real estate markets. This industry is also sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The homebuilding industry can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales. In addition, some of the equity securities held by the Index Fund are issued by companies in the retail industry or companies that are closely tied to the retail industry. Retail and related industries can be significantly affected by the performance of the domestic and international economy, consumer confidence and spending, intense competition, changes in demographics, and changing consumer tastes and preferences. These factors could cause an upturn or a downturn in the homebuilding or retail industries generally or regionally and could cause the value of the equity securities held by the Index Fund and the price of the Index Fund to decline during the term of the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the adjustment factor for certain events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rates on the equity securities underlying the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-4

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $18.00, and reflect the Contingent Minimum Return of 8.00%, the Maximum Return of 21.00% and the Knock-Out Buffer Amount of 25.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Final Share Price	Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

$32.4000	80.00%	21.00%	21.00%
$30.6000	70.00%	21.00%	21.00%
$28.000	60.00%	21.00%	21.00%
$27.0000	50.00%	21.00%	21.00%
$25.2000	40.00%	21.00%	21.00%
$23.4000	30.00%	21.00%	21.00%
$22.5000	25.00%	21.00%	21.00%
$21.7800	21.00%	21.00%	21.00%
$21.6000	20.00%	20.00%	20.00%
$20.7000	15.00%	15.00%	15.00%
$19.8000	10.00%	10.00%	10.00%
$19.4400	8.00%	8.00%	8.00%
$18.9000	5.00%	8.00%	5.00%
$18.4500	2.50%	8.00%	2.50%
$18.1800	1.00%	8.00%	1.00%
$18.0000	0.00%	8.00%	0.00%
$17.1000	-5.00%	8.00%	-5.00%
$16.2000	-10.00%	8.00%	-10.00%
$15.3000	-15.00%	8.00%	-15.00%
$14.4000	-20.00%	8.00%	-20.00%
$13.5000	-25.00%	8.00%	-25.00%
$13.4982	-25.01%	N/A	-25.01%
$12.6000	-30.00%	N/A	-30.00%
$10.8000	-40.00%	N/A	-40.00%
$9.0000	-50.00%	N/A	-50.00%
$7.2000	-60.00%	N/A	-60.00%
$5.4000	-70.00%	N/A	-70.00%
$3.6000	-80.00%	N/A	-80.00%
$1.8000	-90.00%	N/A	-90.00%
$0.0000	-100.00%	N/A	-100.00%

(1) The closing price of one share of the Index Fund is greater than or equal to $13.50 (75.00% of the hypothetical Initial Share Price) on each day during the Monitoring Period.
(2) The closing price of one share of the Index Fund is less than $13.50 (75.00% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $18.00 to a Final Share Price of $18.45. Because a Knock-Out Event has not occurred and the Share Return of 2.50% is less than the Contingent Minimum Return of 8.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $18.00 to a Final Share Price of $15.30. Because a Knock-Out Event has not occurred and the Share Return of -15% is less than the Contingent Minimum Return of 8.00%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $18.00 to a Final Share Price of $20.70. Because a Knock-Out Event has not occurred and the Share Return of 15% is greater than the Contingent Minimum Return of 8.00% but less than the Maximum Return of 21.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund decreases from the Initial Share Price of $18.00 to a Final Share Price of $16.20. Because a Knock-Out Event has occurred and the Share Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 5: A Knock-Out Event has occurred, and the closing price of one share of the Index Fund increases from the Initial Share Price of $18.00 to a Final Share Price of $19.80. Because a Knock-Out Event has occurred and the Share Return of 10% is less than the Maximum Return of 21.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

JPMorgan Structured Investments — Capped Index Fund Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	PS-5

Example 6: The closing price of one share of the Index Fund increases from the Initial Share Price of $18.00 to a Final Share Price of $27.00. Because the Share Return of 50% is greater than the Maximum Return of 21.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,210 per $1,000 principal amount note, the maximum payment on the notes.

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the total returns and payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the SPDR® S&P® Homebuilders ETF based on the weekly historical closing price of one share of the Index Fund from February 10, 2006 through May 20, 2011. The SPDR® S&P® Homebuilders ETF commenced trading on the NYSE Arca on February 6, 2006. The closing price of one share of the Index Fund on May 26, 2011 was $18.53. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any day during the Monitoring Period or the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Use of Proceeds

For purposes of the notes offered by this pricing supplement, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 182-A-I is deemed to be replaced by the following paragraph:

“The commissions received by JPMS will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

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Appendix A

The SPDR® S&P® Homebuilders ETF (the “Index Fund”)

     We have derived all information contained in this pricing supplement regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. (“SSFM”). We make no representation or warranty as to the accuracy or completeness of such information. The Index Fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the Index Fund. The Index Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “XHB.” The inception date of the Index Fund is January 31, 2006. Prior to January 8, 2007, the Index Fund was known as the SPDR® Homebuilders ETF.

     SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the Index Fund, please see the SPDR® Series Trust’s Prospectus, dated October 31, 2010 (as supplemented on December 17, 2010 and January 26, 2011). In addition, information about SPDR® Series Trust, SSFM and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at http://www.SPDRETFs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

     This pricing supplement relates only to the notes offered hereby and does not relate to the Index Fund. We have derived all disclosures contained in this pricing supplement regarding the SPDR® Series Trust or the Index Fund from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the Index Fund. Neither we nor any agent makes any representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the Index Fund is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the Index Fund (and therefore the price of shares of the Index Fund on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the Index Fund could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

     The SPDR® Series Trust consists of separate investment portfolios (each, a “SPDR® Series Fund”). Each SPDR® Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the “Select Industry Indices” and each, a “Select Industry Index”). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards (“GICS”) from a universe of companies defined by the S&P® Total Market Index (the “S&P TM Index”), a U.S. total market composite index. The investment objective of each Select Industry SPDR® Fund is to seek to replicate as closely as possible, before expenses, the performance of an index derived from a particular industry or group of industries, as represented by the relevant Select Industry Index.

Investment Objective and Strategy

     The Index Fund seeks to replicate as closely as possible, before expenses, the performance of the S&P® Homebuilders Select Industry™ Index (the “Underlying Index”). The Underlying Index measures the performance of the homebuilding industry of the U.S. equity market. The Underlying Index includes companies in the following sub-industries: homebuilding, building products, home furnishing retail and household appliances.

Replication

     In seeking to track the performance of the Underlying Index, the Index Fund employs a “replication” strategy, which means that the Index Fund typically invests in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index. Under normal market conditions, the Index Fund generally invests substantially all, but at least 80%, of its total assets in the securities included in the Underlying Index. In addition, the Index Fund may invest in equity securities that are not included in the Underlying Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

Correlation

     The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. The Index Fund seeks to track the performance of the Underlying Index as closely as possible (i.e., achieve a high degree of correlation with the Underlying Index. A figure of 1.00 would indicate perfect correlation. Any correlation of less than 1.00 is called a “tracking error.” The Index Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using a representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

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Holdings Information

     As of May 27, 2011, the Index Fund included 35 companies. The Index Fund’s three largest holdings are Tempur-Pedic International Inc., Williams-Sonoma, Inc. and Pier 1 Imports, Inc. The following table summarizes the Index Fund’s holdings in individual companies as of such date.

All Holdings in Individual Securities as of May 27, 2011

Ticker	Name	Sector	Weight
TPX	Tempur-Pedic International Inc.	Consumer Discretionary	4.64
PIR	Pier 1 Imports, Inc.	Consumer Discretionary	4.45
PHM	PulteGroup, Inc.	Consumer Discretionary	4.08
BBBY	Bed Bath & Beyond Inc.	Consumer Discretionary	4.07
MHK	Mohawk Industries, Inc.	Consumer Discretionary	3.97
WSM	Williams-Sonoma, Inc.	Consumer Discretionary	3.89
LEG	Leggett & Platt, Inc.	Consumer Discretionary	3.84
OC	Owens Corning	Industrials	3.71
MAS	Masco Corporation	Industrials	3.59
MDC	M.D.C. Holdings, Inc.	Consumer Discretionary	3.58
RYL	The Ryland Group, Inc.	Consumer Discretionary	3.58
DHI	D.R. Horton, Inc.	Consumer Discretionary	3.53
TOL	Toll Brothers, Inc.	Consumer Discretionary	3.5
WHR	Whirlpool Corporation	Consumer Discretionary	3.47
NVR	NVR, Inc.	Consumer Discretionary	3.44
SWK	Stanley Black & Decker, Inc.	Consumer Discretionary	3.39
HD	The Home Depot, Inc.	Consumer Discretionary	3.38
LEN	Lennar Corporation	Consumer Discretionary	3.33
KBH	KB Home	Consumer Discretionary	3.21
AOS	A. O. Smith Corporation	Industrials	3.21
LII	Lennox International Inc.	Industrials	3.14
LOW	Lowe’s Companies, Inc.	Consumer Discretionary	3.14
USG	USG Corporation	Industrials	2.95
AAN	Aaron’s, Inc.	Consumer Discretionary	2.57
AWI	Armstrong World Industries, Inc.	Industrials	2.56
LL	Lumber Liquidators Holdings, Inc.	Consumer Discretionary	1.86
SCSS	Select Comfort Corporation	Consumer Discretionary	1.47
SSD	Simpson Manufacturing Co, Inc.	Industrials	1.3
AMN	Ameron International Corporation	Industrials	1.26
NX	Quanex Building Products Corporation	Industrials	1.26
ETH	Ethan Allen Interiors Inc.	Consumer Discretionary	1.15
HELE	Helen of Troy Limited	Consumer Discretionary	1.13
IRBT	iRobot Corporation	Consumer Discretionary	1.1
GFF	Griffon Corporation	Industrials	0.53
UFPI	Universal Forest Products, Inc.	Industrials	0.47
85749P9A	State Street Institutional Liquid Reserves	Unassigned	0.24

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Industry Breakdown of the Index Fund as of May 27, 2011*

Industry	Net Assets
Homebuilding	28.33%
Building Products	24.03%
Home Furnishing Retail	16.49%
Home Furnishings	13.64%
Household Appliances	9.11%
Home Improvement Retail	8.40%
100.00%

     * The Index Fund’s industry breakdown is expressed as a percentage of net assets and may change over time.

     The information above was compiled from the SPDR® Series Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

     The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC (“SSGM”). SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P® Homebuilders Select IndustryTM Index

     We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index.

     The S&P® Homebuilders Select IndustryTM Index is reported by Bloomberg L.P. under the ticker symbol “SPSIHO.”

     The S&P® Homebuilders Select IndustryTM Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P TM Index, a benchmark that measures the performance of the U.S. equity market. The S&P® Homebuilders Select IndustryTM Index includes companies in the following sub-industries: homebuilding, home furnishing retail and household appliances.

     The S&P TM Index offers broad market exposure to companies of all market capitalization, including all common equities listed on the NYSE, the NYSE Amex. Only U.S. companies are eligible for inclusion in the S&P TM Index.

     Each of the component stocks in the Underlying Index is a constituent company within the homebuilding sub-industry of the S&P TM Index.

     Additional information concerning the Underlying Index may be obtained at the S&P website (www.indices.standardandpoors.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

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Index Eligibility

     For purposes of membership in the Underlying Index, S&P applies the inclusion and exclusion criteria separately. Membership is based on a company’s GICS classification, as well as liquidity and market cap requirements.

     Index Inclusion Criteria

     To be eligible for inclusion in the Underlying Index, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry (i.e. homebuilding) and must satisfy one of the two following combined size and liquidity criteria:

     1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

     2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

     All companies satisfying the above requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks in the Underlying Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

     Index Exclusion Criteria

     Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

     Eligibility Factors

     Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

     Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date.

     Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

     Domicile. U.S. companies only.

     Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company Bylaws may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

     Turnover. S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

     Sector Classification. The Underlying Index includes companies in the following GICS sub-industries: homebuilding and in the following supplementary sub-industries: building products, home furnishings, home improvement retail, homefurnishing retail, household appliances.

     As of May 27, 2011 the Underlying Index included 35 Component Stocks:

Ticker	Company’s Name

AAN	Aaron’s, Inc.
AMN	Ameron International Corporation
AOS	A. O. Smith Corporation
AWI	Armstrong World Industries, Inc.
BBBY	Bed Bath & Beyond Inc.
DHI	D.R. Horton, Inc.
ETH	Ethan Allen Interiors Inc.
GFF	Griffon Corporation
HD	The Home Depot, Inc.
HELE	Helen of Troy Limited

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IRBT	iRobot Corporation
KBH	KB Home
LEG	Leggett & Platt, Inc.
LEN	Lennar Corporation
LII	Lennox International Inc.
LL	Lumber Liquidators Holdings, Inc.
LOW	Lowe’s Companies, Inc.
MAS	Masco Corporation
MDC	M.D.C. Holdings, Inc.
MHK	Mohawk Industries, Inc.
NVR	NVR, Inc.
NX	Quanex Building Products Corporation
OC	Owens Corning
PHM	PulteGroup, Inc.
PIR	Pier 1 Imports, Inc.
RYL	The Ryland Group, Inc.
SCSS	Select Comfort Corporation
SSD	Simpson Manufacturing Co, Inc.
SWK	Stanley Black & Decker, Inc.
TOL	Toll Brothers, Inc.
TPX	Tempur-Pedic International Inc.
UFPI	Universal Forest Products, Inc.
USG	USG Corporation
WHR	Whirlpool Corporation
WSM	Williams-Sonoma, Inc.

Index Construction and Calculations

     The Underlying Index is equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

     The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index value is simply the index market value divided by the index divisor:

          Index Value = (Index Market Value) / Divisor

Index Market Value =	Pi × Sharesi × IWFi × AWFi

where N is the number of stocks in the index, Pi the price of stock, IWFi is the float factor of stock, and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

     AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

     In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

          (Index Value) before rebalance = (Index Value) after rebalance

          Therefore,

          (Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Constituent Weightings

     At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the Underlying Index is more than can be traded in a single day for a US$ 500 million portfolio.

     S&P calculates a maximum basket liquidity weight for each stock in the Underlying Index using the ratio of its three-month average daily value traded to US$ 500 million. Each stock’s weight in the Underlying Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P will make no further adjustments.

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Index Maintenance

     The membership to the Underlying Index is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

     Timing of Changes

     Additions. Companies are added between rebalancings only if a deletion in the Underlying Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the Underlying Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the Underlying Index if it meets all of the eligibility requirements. The merged company will be added to the Underlying Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the Underlying Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the Underlying Index will treat the spin-off this way as well.

     Deletions. A company is deleted from the Underlying Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the Underlying Index at the next rebalancing.

     Adjustments

     The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TM Index Action	Adjustment Made to the Underlying Index	Divisor Adjustment?

Constituent deletion	If the constituent is a member of the Underlying Index, it is dropped.	Yes

Constituent addition	Only in cases where the deletion causes the component count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

When a stock is removed from the Underlying Index at a price of $0.00, the stock’s replacement will be added to the Underlying Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

Share changes between quarterly share adjustments	None.	No

Quarterly share changes	There is no direct adjustment, however, on the same date the Underlying Index rebalancing will take place.	Only because of the Underlying Index rebalancing.

GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the Underlying Index, it is removed at the next rebalancing.	No

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Corporate Actions

Corporate Action	Adjustment Made to the Underlying Index	Divisor Adjustment?

Spin-off

In general, both the parent company and spin-off companies will remain in the Underlying Index until the next index rebalancing, regardless of whether they conform to the theme of the Underlying Index. When there is no market-determined price available for the spin, the spin is added to the Underlying Index at zero price at the close of the day before the ex-date.

No

Rights Offering

The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.

No

Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No

Share Issuance or Share Repurchase, Equity Offering or Warrant Conversion	None.	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

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